UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.                                           ) *

ENDEAVOR EXPLORATIONS INC.
(Name of Issuer)

common stock, $0.001 par value per share
(Title of Class of Securities)

29258D 10 9
(CUSIP Number)

Walter Stunder 114 West Magnolia Street, #400-102 Bellingham, Washington, 98225 206-338-2649
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.   [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No.                      29258D 10 9

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Walter Stunder
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] Not applicable (b) [ ]
3.	SEC Use Only
4.	Sources of Funds (See Instructions) OO – Other (property interest)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] Not applicable
6.	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,000,000
8.	Shared Voting Power Nil
9.	Sole Dispositive Power 10,000,000
10.	Shared Dispositive Power Nil
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions) [ ] Not applicable
13.	Percent of Class Represented by Amount in Row (11) 32.3%
14.	Type of Reporting Person (See Instructions) IN (individual)

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Item 1.                      Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share, of Endeavor Explorations Inc., a Nevada corporation (“Endeavor”).  The principal executive office of Endeavor is located at 1106 – 1100 Harwood Street, Vancouver, British Columbia, V6E 1R7, Canada.

Item 2.                      Identity and Background

(a)	Walter Stunder
(b)	114 Magnolia Street, #400-102, Bellingham, Washington, 98225
(c)	President and CEO of Endeavor
(d)	During the last five years, Mr. Stunder has not been convicted in a criminal proceeding.
(e)
During the last five years, Mr. Stunder was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Stunder is a citizen of Canada.

Item 3.                      Source and Amount of Funds or Other Consideration

Walter Stunder has a direct beneficial interest in 10,000,000 shares of common stock of Endeavor.

On February 5, 2008, Mr. Stunder was issued 10,000,000 shares of common stock as consideration for the sale and purchase of certain mineral claims pursuant to the terms and conditions of a mineral property purchase agreement.  See Exhibit 10.2 – Mineral Property Purchase Agreement for more details.  Mr. Stunder was issued the beneficial ownership of the 10,000,000 shares of common stock of Endeavor for a purchase price of US$nil pursuant to the terms and conditions of the mineral property purchase agreement.

Item 4. Purpose of Transaction

Walter Stunder acquired the 10,000,000 shares in Endeavor as a personal investment as part of an agreement reached for the sale of the mineral claims pursuant to the Mineral Property Purchase Agreement.

Depending on market conditions and other factors, Mr. Stunder may acquire additional securities of Endeavor as Mr. Stunder deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with Endeavor or otherwise.  Mr. Stunder also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date of this document, Mr. Stunder does not have any plans or proposals that relate to or would result in:

(1)	the acquisition by any person of additional securities of Endeavor, or the disposition of securities of Endeavor;

(2)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Endeavor or any of its subsidiaries;

(3)	a sale or transfer of a material amount of assets of Endeavor or any of its subsidiaries;

(4)	any change in the present board of directors or management of Endeavor including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5)	any material change in the present capitalization of dividend policy of Endeavor;

(6)	any other material change in Endeavor’s business or corporate structure;

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(7)	changes in Endeavor’s Articles of Incorporation or other actions that may impede an acquisition of control of Endeavor by any person;

(8)
a class of securities of Endeavor to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)	a class of equity securities of Endeavor becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)	Walter Stunder is the beneficial owner of 10,000,000 shares of common stock of Endeavor. The shares represent an aggregate 32.3% of the issued and outstanding shares of common stock of Endeavor.

(b)	Walter Stunder holds the sole power to vote and to dispose of the 10,000,000 shares of common stock of Endeavor.

(c)	Walter Stunder has not effected any transaction in the common stock of Endeavor during the past 60 days, except as disclosed in this statement.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Walter Stunder and any other person with respect to any securities of Endeavor, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits.

None.

10.2
Mineral Property Purchase Agreement dated January 18, 2008 between Rod Dubnick and Endeavor Explorations Inc., filed as an Exhibit to Endeavor’s Form 8-K (Current Report) on January 24, 2008, and incorporated herein by reference.
Filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:/s/ Walter Stunder
Dated:  February 5, 2008
Walter Stunder

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